Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
ir@gigamedia.com.tw

GigaMedia Announces Purchase of Convertible Note of Aeolus Robotics Corporation

TAIPEI, Taiwan, August 31, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced that, on August 31, 2020, the Company has entered and executed an convertible note purchase agreement to acquire ownership of US$10,000,000 principal amount of convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics.

The Note, bearing an interest rate of 2% per annum, shall be due on August 30, 2022 but extendable to August 30, 2023 at Aeolus’ option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’ nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares, GigaMedia would beneficially own 3,333,333 shares representing, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 4.62% of the total ordinary shares as of August 31, 2020.

The Note were purchased for strategic investment purposes. GigaMedia continually reviews its investment alternatives and may enter into additional transactions of Aeolus’ securities from time to time in accordance with applicable laws.

Information on Aeolus and Investment Rationale

Aeolus Robotics Corporation, a private company incorporated in Cayman with subsidiaries and offices in Asia, Europe and the U.S., is an R&D company engaged in developing AI-enabled service robots.

AI and robot are believed to be two game changers for future businesses. The global industrial and service robot market is projected to grow rapidly in a few years, and Aeolus, leveraging its technical finesse and strategic investor relationships, is ready for entering elderly-care robot markets in Japan and other rapidly aging countries.

Aeolus is founded and led by Tsun-Yie Alexander Huang, a former regional director of Microsoft in Greater China; along with several prominent AI scientists and roboticists.

The issuance of this Note provided Aeolus its much-needed working capital, and through this funding, GigaMedia will explore possibilities of further strategic cooperation with Aeolus.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2020.

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